Exhibit 99.3

CISCO SYSTEMS, INC.
STOCK OPTION ASSUMPTION AGREEMENT
Dear [Field: Full Name]:
As you know, on August 6, 2015 (the "Closing Date"), Cisco Systems, Inc. ("Cisco") acquired MaintenanceNet, Inc. ("MaintenanceNet") (the "Acquisition"), pursuant to the Agreement and Plan of Merger by and among Cisco, Monza Acquisition Corp., MaintenanceNet and the Stockholder Agent dated as of July 6, 2015 (the "Acquisition Agreement"). On the Closing Date, you held one or more outstanding options to purchase shares of MaintenanceNet common stock granted to you under the MaintenanceNet, Inc. 2005 Stock Plan (the “Plan”). Pursuant to the Acquisition Agreement, on the Closing Date, Cisco assumed all obligations of MaintenanceNet under your outstanding option (or options). This Stock Option Assumption Agreement (the "Agreement") evidences the terms of Cisco's assumption of an option (or options) to purchase shares of MaintenanceNet common stock granted to you under the Plan (the "MaintenanceNet Option(s)"), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and MaintenanceNet (collectively, the "Option Agreement(s)"), including the necessary adjustments for assumption of the MaintenanceNet Option(s) that are required by the Acquisition.
The table below summarizes your MaintenanceNet Option(s) immediately before and after the Acquisition:
Grant Details

Employee ID	[Field: Employee ID]
Grant Date	[Field: Grant Date]
Type of Option	[Field: Grant Type]
Grant Number	[Field: Grant Number]
Cisco Number of Option Shares	[Field: Shares Granted]
Cisco Exercise Price Per Share	[Field: Option Price]
Original Number of Option Shares	[Field: Acquisition Shares]
Original Exercise Price Per Share	[Field: Acquisition Exercise Price]
Vesting Commencement Date	[Field: Vest Start Date]
Expiration Date	[Field: Expiration Date]
The post-Acquisition adjustments are based on the Exchange Ratio of 0.1972492926, as determined in accordance with the terms of the Acquisition Agreement, and are intended to: (i) assure that the total spread of your assumed MaintenanceNet Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed MaintenanceNet Option(s) was determined by multiplying the Exchange Ratio by the number of shares of MaintenanceNet common stock remaining subject to your MaintenanceNet Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed MaintenanceNet Option(s) was determined by dividing the exercise price per share of your MaintenanceNet Option(s) by the Exchange Ratio and rounding the resulting quotient up to the next whole cent.
Unless the context otherwise requires, any references in the Plan or the Option Agreement(s) to: (i) the "Company" or the "Corporation" means Cisco, (ii) "Stock," "Common Stock," "Shares" or "Ordinary Shares" means shares of Cisco common stock, (iii) the "Board of Directors" or the "Board" means the Board of Directors of Cisco and (iv) the "Committee" means the Compensation and Management Development Committee of the Board of Directors of Cisco. As used in this Agreement, "Employer" means your actual employer. All references in the Option Agreement(s) and the Plan relating to your status as an employee or consultant of MaintenanceNet or a subsidiary or affiliate will now refer to your status as an employee or consultant of Cisco or any present or future Cisco subsidiary or affiliate.
The vesting commencement date, vesting schedule and expiration date of your assumed MaintenanceNet Option(s) remain the same as set forth in the Option Agreement(s) but with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Acquisition. (In this respect, please note that any discussion of option terms (including vesting acceleration) in any employment offer letter (whether from Cisco, MaintenanceNet or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your assumed MaintenanceNet Option(s).) Vesting of your assumed MaintenanceNet Option(s) will be suspended during all leaves of absence in accordance with Cisco's policies. Unless otherwise specified by Cisco, the only permissible methods to exercise your assumed MaintenanceNet Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed MaintenanceNet Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except (i) no assumed MaintenanceNet Option(s) may be "early exercised" (i.e., an assumed MaintenanceNet Option(s) may be exercised for shares of Cisco common stock only to the extent the assumed MaintenanceNet Option(s) is vested at the time of exercise pursuant to the applicable vesting schedule) and (ii) as expressly modified by this Agreement, the Acquisition Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Cisco or any present or future Cisco subsidiary or affiliate, you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) and/or the Plan for your assumed MaintenanceNet Option(s) to the extent vested and outstanding at the time of termination after which time your assumed MaintenanceNet Option(s) will expire and NOT be exercisable for Cisco common stock. For the avoidance of doubt, for purposes of the MaintenanceNet Option(s), the date of termination shall be deemed the date notice of termination is provided, whether by the Employer for any reason or by you upon resignation, and shall not be extended by any notice period mandated under contract or local law, unless Cisco in its exclusive discretion determines otherwise.
To exercise your assumed MaintenanceNet Option(s), you must utilize one of Cisco's preferred brokers, the Charles Schwab Corporation telephone number is ( ) or Morgan Stanley Smith Barney telephone number is ( ) .
Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and the right of Cisco, its subsidiary or affiliate, which rights are expressly reserved, to terminate your employment at any time for any reason, subject to applicable law. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed MaintenanceNet Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.
Until Cisco's Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgment below) your Cisco account will not be activated and your assumed MaintenanceNet Option(s) will not be exercisable. If you have any questions regarding this Agreement or your assumed MaintenanceNet Option(s), please contact                     at (   )                    .

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT
[Field: Full Name] acknowledges that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as understanding and agreement that all rights and liabilities with respect to the assumed MaintenanceNet Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed MaintenanceNet Option(s), the Plan and this Stock Option Assumption Agreement.

ATTACHMENTS
Exhibit A - Form S-8 Prospectus